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                              August 12, 2022

       William J. Weber
       Chief Executive Officer, President and Chairman
       First Light Acquisition Group, Inc.
       11110 Sunset Hills Road #2278
       Reston, VA 20190

                                                        Re: First Light
Acquisition Group, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 8,
2022
                                                            File No. 001-40789

       Dear Mr. Weber:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed August 8, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity in a target company,
any price appreciation in the combined company, and the warrants, which would expire
worthless.
 William J. Weber
First Light Acquisition Group, Inc.
August 12, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                          Sincerely,
FirstName LastNameWilliam J. Weber
                                                          Division of
Corporation Finance
Comapany NameFirst Light Acquisition Group, Inc.
                                                          Office of Real Estate
& Construction
August 12, 2022 Page 2
cc:       Frederick S. Green, Esq.
FirstName LastName